                                                  ------------------------------
                                                   OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number:        3235-0145
                                                   Expires:     October 31, 2002
                                                   Estimated average burden
                                                   hours per form ....... 14.90
                                                  ------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                         PURSUANT TO RULE 13d-1(a) AND
                        FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 1)*

                          EduTrek International, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                      Class A Common Stock, No Par Value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   28164K108
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                John M. Larson
                         Career Education Corporation
                      2895 Greenpoint Parkway, Suite 600
                        Hoffman Estates, Illinois 60195
                                 847-781-3600
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               October 24, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)
                               Page 1 of 5 Pages
-----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)
CUSIP No. 28164K108
------------------------------------------------------------------------------
      Names of Reporting Persons.
 1.   I.R.S. Identification Nos. of above persons (entities only).

      Career Education Corporation 36-3932190
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC Use Only
 3.

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4.
      Not applicable
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
 5.   2(d) or 2(e) [_]

------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6.
      Delaware
------------------------------------------------------------------------------
                          Sole Voting Power
                     7.
     Number of            0

      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.
                          7,861,439
     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9.
    Reporting             0

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10.
                          0
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11.
      7,861,439

------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12.
      (See Instructions)  [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13.
      59.0%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14.
      CO
------------------------------------------------------------------------------

     This Schedule 13D is filed by Career Education Corporation ("CECO") with respect to the Class A common stock, no par value per share (the "Common Stock") of EduTrek International, Inc., a Georgia corporation (the "Company").

Item 1. Security and Issuer

     Class of equity securities: Class A Common Stock, no par value.

     The Company's principal place of business:

          EduTrek International, Inc.
          6600 Peachtree - Dunwoody Road
          500 Embassy Row
          Atlanta, Georgia 30328

Item 2. Identity and Background

     CECO is a Delaware corporation whose principal business is providing private, for-profit postsecondary education in North America. Its principal executive offices are located at 2895 Greenspoint Parkway, Suite 600, Hoffman Estates, Illinois 60195. During the last five years, neither CECO nor, to the best of its knowledge, any of the persons listed in Appendix A has been convicted in a criminal proceeding. During the last five years, neither CECO nor, to the best of its knowledge, any of the persons listed in Appendix A has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and CECO is not currently subject to any such judgment, decree or final order.

     To the best knowledge of CECO, each of the persons listed in Appendix A is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     Not Applicable.

Item 4. Purpose of Transaction

     On October 24, 2000, CECO and the Company signed a definitive merger agreement under which CECO would acquire all the shares of the Company for
0.0901 shares of CECO common stock and $0.1877 in cash per share (the "Merger Agreement"), subject to certain conditions.

     CECO also entered into a voting agreement, for no additional consideration, with R. Steve Bostic and certain other stockholders of the Company whereby such stockholders agreed to vote for the adoption of the merger agreement and against other competing transactions and provided a proxy to CECO to vote their shares in such manner. A copy of the voting agreement is attached hereto as Exhibit A.

Item 5. Interest in Securities of the Issuer

     (a) As of October 24, 2000, CECO beneficially owned 7,861,439 shares of (59.0%) of the Class A Common Stock (which includes 7,359,667 shares of Class B Common Stock which are convertible on a one-for-one basis into Class A Common Stock at the option of the holder).

     (b) The responses by CECO to Items (7) through (11) of the cover page of this Schedule 13D are incorporated herein by reference.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On October 24, 2000, CECO and the Company signed a definitive merger agreement under which CECO would acquire all the shares of the Company for
0.0901 shares of CECO common stock and $0.1877 in cash per share (the "Merger Agreement"), subject to certain conditions.

     CECO also entered into a voting agreement, for no additional consideration, with R. Steve Bostic and certain other stockholders of the Company whereby such stockholders agreed to vote for the adoption of the merger agreement and against other competing transactions and provided a proxy to CECO to vote their shares in such manner. A copy of the voting agreement is attached hereto as Exhibit A.

Item 7. Material to Be Filed as Exhibits

     The following are filed herewith as exhibits to this Schedule 13D:

     A. Voting Agreement dated October 24, 2000 between CECO and R. Steven Bostic, Alice Bostic, Bostic Limited Partnership and The Bostic Family Foundation, Inc.

     B. Press Release by the Company and CECO announcing the signed Merger Agreement.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


2 November 2000
---------------
Date

/s/ Patrick K. Pesch
--------------------
Signature

Patrick K. Pesch/Senior Vice President,
Chief Financial Officer and Treasurer
-------------------------------------
Name/Title

                                   Appendix A
                                   ----------

        Directors and Executive Officers of Career Education Corporation


Name                          Title, Principal Occupation or Employment
----                          -----------------------------------------

John M. Larson                President, CEO, and Director

Patrick K. Pesch              Senior Vice President, CFO, Secretary and
                              Treasurer

Robert E. Dowdell             Director

Thomas B. Lally               Director

Wallace O. Laub               Director

Keith K. Ogata                Director